WARDROP

August 11, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to our technical report dated 6 May 2009 titled San Agustin Resource Estimate, our technical report dated 27 July 2009 titled Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina, material change reports of 6 April 2009 and 18 June 2009 and material change record (the "**Reports**").

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the "**Prospectus**") and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the "**Registration Statement**"), I, Michael Waldegger, on behalf of Wardrop Engineering Inc. consent to the use of our name and references to the **Reports**, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the **Reports** in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the **Reports** or that are within my knowledge as a result of the preparation of the **Reports**.

Yours truly,

PROFESSIONAL PROVINCE OF M. F. WALDEGGER BRITISH COLUMBIA GEOSCIENTIST

Michael Waldegger, P. Geo.
Wardrop Engineering Inc.